[redacted]

UNIT
SECURITIES AND E
Washingt

09059068

AD 3/10

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
101

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35096 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerce Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Forsyth
(No. and Street)

| Clayton | Missouri | 63105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen L. Finke (816) 760-7711
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 1000 Walnut, Ste 1000 | Kansas City | Missouri | 64106 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Karen L. Finke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Brokerage Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Finke
Signature

Treasurer
Title

See Attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

STATE OF MISSOURI )
) ss.
COUNTY OF JACKSON )

On this 23rd day of February, 2009, before me personally appeared Karen L. Finke to me personally known, who being by me duly sworn did say that she is the Treasurer of Commerce Brokerage Services, Inc., and that said instrument was signed by authority of its Board of Directors and said Karen L. Finke acknowledged said instrument to be the free act and deed of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my notarial stamp at my office in Kansas City, Missouri, the day and year last above written.

Cheryl Barnett
Notary Public

My Commission Expires: 3-15-12

CHERYL BARNETT
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires Mar. 15, 2012
Commission # 08415239

KPMG

# COMMERCE BROKERAGE SERVICES, INC.

(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Financial Statements and
Annual Audited Focus Report
Part III

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

## Table of Contents

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Independent Auditors' Report

The Board of Directors
Commerce Brokerage Services, Inc.:

We have audited the accompanying balance sheets of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A., as of December 31, 2008 and 2007, and the related statements of earnings, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Brokerage Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 27, 2009

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Balance Sheets

December 31, 2008 and 2007

| **Assets** | | **2008** | **2007** |
|---|---|---|---|
| Cash | $ | 502,461 | 948,189 |
| U.S. government securities | | 6,299,216 | 5,058,423 |
| Receivable from clearing organization | | 227,082 | 290,848 |
| Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $398,134 in 2008 and $334,448 in 2007 | | 338,621 | 398,878 |
| Current income taxes receivable | | 250,097 | — |
| Deferred income taxes, net | | 21,745 | — |
| Other assets | | 437,443 | 330,771 |
| Total assets | $ | 8,076,665 | 7,027,109 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 621,020 | 659,148 |
| Current income taxes payable | | — | 30,866 |
| Deferred income taxes, net | | — | 6,641 |
| Total liabilities | | 621,020 | 696,655 |
| Stockholder's equity: | | | |
| Common stock, $5 par value. Authorized 6,000 shares; issued and outstanding 5,000 shares | | 25,000 | 25,000 |
| Additional paid-in capital | | 382,618 | 323,253 |
| Retained earnings | | 7,048,027 | 5,982,201 |
| Total stockholder's equity | | 7,455,645 | 6,330,454 |
| Total liabilities and stockholder's equity | $ | 8,076,665 | 7,027,109 |

See accompanying notes to financial statements.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Earnings

Years ended December 31, 2008 and 2007

| | | 2008 | 2007 |
|---|---|---|---|
| Revenues: | | | |
| Commissions | $ | 11,102,666 | 10,117,480 |
| Interest income | | 140,473 | 225,586 |
| Other income | | 141,521 | 218,044 |
| Total revenues | | 11,384,660 | 10,561,110 |
| Expenses: | | | |
| Rent and fees paid to affiliates, net | | 1,452,974 | 1,120,381 |
| Salaries and benefits | | 6,323,751 | 6,116,014 |
| Advertising | | 69,098 | 71,823 |
| Regulatory fees | | 95,021 | 76,150 |
| Office supplies and postage | | 181,110 | 210,613 |
| Dues and subscriptions | | 164,629 | 152,703 |
| Travel and entertainment | | 143,717 | 149,128 |
| Depreciation and amortization | | 71,586 | 108,588 |
| Payment to Missouri Investor Education and Protection Fund | | 500,000 | — |
| Other | | 669,507 | 635,318 |
| Total expenses | | 9,671,393 | 8,640,718 |
| Earnings before income taxes | | 1,713,267 | 1,920,392 |
| Income tax expense: | | | |
| Current | | 675,827 | 704,205 |
| Deferred | | (28,386) | (30,338) |
| Total income tax expense | | 647,441 | 673,867 |
| Net earnings | $ | 1,065,826 | 1,246,525 |

See accompanying notes to financial statements.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Stockholder's Equity

Years ended December 31, 2008 and 2007

| | | Common stock | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2006 | $ | 25,000 | 225,000 | 4,735,676 | 4,985,676 |
| Net earnings | | — | — | 1,246,525 | 1,246,525 |
| Stock based compensation | | — | 96,159 | — | 96,159 |
| Net tax benefits related to equity compensation plans | | — | 2,094 | — | 2,094 |
| Balance at December 31, 2007 | | 25,000 | 323,253 | 5,982,201 | 6,330,454 |
| Net earnings | | — | — | 1,065,826 | 1,065,826 |
| Stock based compensation | | — | 59,229 | — | 59,229 |
| Net tax benefits related to equity compensation plans | | — | 136 | — | 136 |
| Balance at December 31, 2008 | $ | 25,000 | 382,618 | 7,048,027 | 7,455,645 |

See accompanying notes to financial statements.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Statements of Cash Flows

Years ended December 31, 2008 and 2007

| | | 2008 | 2007 |
|---|---|---|---|
| Operating activities: | | | |
| Net earnings | $ | 1,065,826 | 1,246,525 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | | 71,586 | 108,588 |
| Deferred income taxes | | (28,386) | (30,338) |
| Current income taxes | | (280,827) | (65,295) |
| Net increase in U.S. government securities | | (1,240,793) | (1,104,343) |
| (Increase) decrease in receivable from clearing organization | | 63,766 | (62,650) |
| Stock-based compensation | | 59,229 | 96,159 |
| Tax benefit related to equity compensation plan | | (136) | (2,094) |
| Decrease in accounts payable and accrued expenses | | (38,128) | (58,296) |
| Increase in other assets | | (114,571) | (39,047) |
| Net cash provided by (used in) operating activities | | (442,434) | 89,209 |
| Investing activities: | | | |
| Purchases of furniture, equipment, and leasehold improvements | | (3,430) | (3,181) |
| Sale of equipment | | — | 16,908 |
| Net cash provided by (used in) investing activities | | (3,430) | 13,727 |
| Financing activities: | | | |
| Tax benefit related to equity compensation plans | | 136 | 2,094 |
| Increase (decrease) in cash | | (445,728) | 105,030 |
| Cash at beginning of year | | 948,189 | 843,159 |
| Cash at end of year | $ | 502,461 | 948,189 |
| Cash payments (net of refunds) of income taxes | $ | 956,655 | 852,009 |

See accompanying notes to financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Organization and Purpose of Company*

Commerce Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Commerce Bank, N.A. (the Parent). Commerce Bank, N.A. is a wholly owned subsidiary of Commerce Bancshares, Inc. (CBI). The Company is registered with the Securities and Exchange Commission to conduct a general securities business. Current activities consist of providing investment services to their customers for a variety of securities including mutual funds, exchange listed and OTC equity securities, options, municipal bonds, corporate bonds, and U.S. government debt issues. The Company also sells fixed and variable annuities, which are investment products provided by insurance companies.

Transactions for equities, options, and a substantial portion of the Company's mutual fund sales are executed and cleared through National Financial Services LLC, a clearing organization that also maintains customer brokerage accounts on a fully disclosed basis.

Certain amounts for the prior year have been reclassified to conform to the current year presentation.

### *(b) Commissions*

The Company acts as a brokerage/dealer or agent to buy and sell securities or insurance contracts on behalf of its customers. In return for such services, for most transactions the Company earns a commission each time a customer enters into a buy-or-sell transaction. For equity securities purchased, the commission is recorded as a receivable from the customer, and for securities sold it is recorded as a reduction in the payable to the customer. For other security transactions, such as sales of mutual funds, fixed or variable annuities, etc., a concession is earned and becomes part of the price of the security to the customer. Commissions and concessions, along with any related expenses, are recorded on a settlement date basis.

### *(c) U.S. Government Securities*

Investment securities generally consist of U. S. government securities with initial maturities of six months. They are stated at fair value, which is based on published bid prices. The fair value measurement is considered to be a Level 2 measurement within the fair value hierarchy of SFAS No. 157, *Fair Value Measurements*. Changes in fair value are recorded in current earnings in the statements of earnings.

Securities transactions are recorded on the trade date basis.

### *(d) Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis using estimated useful lives, ranging from four to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease.



(Continued)

*(e)* ***Income Taxes***

The Company is included in the consolidated federal income tax return filed by CBI. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. The amount of expense or benefit is either remitted to or received from CBI. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change. The significant components of the net deferred tax asset as of December 31, 2008 included a deferred tax liability of $22,632 relating to depreciation and $22,739 relating to prepaid expenses and a deferred tax asset of $67,327 relating to stock-based compensation. The net deferred tax liability as of December 31, 2007 included a deferred tax liability of $21,981 relating to depreciation and a deferred tax asset of $21,282 relating to stock-based compensation.

*(f)* ***Stock-Based Compensation***

The Company adopted the provisions of SFAS No. 123R, *Share-Based Compensation* on January 1, 2006. Employees of the Company receive shares of CBI common stock in connection with equity compensation plans at CBI. The fair value of awards granted to employees of the Company is determined at the date of grant and recognized as compensation expense, and a corresponding capital contribution, ratably over the period the award is earned.

*(g)* ***Use of Estimates***

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the period to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

**(2) Related-Party Transactions**

A significant portion of the Company's expenses represent payments to the Parent and affiliated companies for rent on the Company's offices, various administrative services provided to the Company, and fees under revenue-sharing arrangements. For the years ended December 31, 2008 and 2007, amounts paid by the Company to the Parent and affiliates were as follows:

| | | 2008 | 2007 |
|---|---|---|---|
| Rent | $ | 569,254 | 484,248 |
| Fees paid to affiliates | | 883,720 | 636,133 |
| | $ | 1,452,974 | 1,120,381 |



(Continued)

The Company leases office space from the Parent under month-to-month arrangements. Rent expense aggregated approximately $47,400 per month in 2008 and $40,400 per month in 2007.

As of December 31, 2008 and 2007, the Company had an intercompany (receivable) payable due to the Parent of $(254,077) and $27,413, respectively, for federal and state income taxes. During 2008 and 2007, the Company paid $952,655 and $850,631, respectively, to the Parent for income taxes. The Company maintains interest and noninterest-bearing deposit accounts at the Parent. These balances amounted to $502,461 and $948,189 at December 31, 2008 and 2007, respectively.

Employees of the Company held 2,557 nonvested shares and 20,128 stock options and stock appreciation rights (of which 7,049 were exercisable) at December 31, 2008. These awards are settled in common stock of CBI when exercised. Awards of 1,074 were exercised during 2008. The Company recorded a capital contribution in 2008 of $59,229 relating to stock-based compensation cost.

## (3) Auction Rate Securities

In the third quarter of 2008, the Parent began a purchase program of auction rate securities (ARS) from its customers. The program provided customers with liquidity in response to the failure of the ARS market. ARS are long-term variable rate bonds which are tied to short-term interest rates. In a normal market, ARS are sold through a competitive bidding process, or auction, occurring at weekly or monthly intervals. However, in early 2008 auctions for these bonds began to fail as issues within the broader markets disrupted the ARS market. Currently, there is little, if any, auction activity for these bonds. The purchase program was completed at September 30, 2008, by which time the Parent had repurchased approximately $529.9 million of ARS at par value, which included $20.2 million which had been sold directly by the Company. The Missouri Securities Division conducted an investigation into the Company's marketing and sale of auction rate securities, which was completed in November 2008. As a result of the investigation, the Company entered into a consent order with the Missouri Securities Division which included the Company's agreement to pay $500,000 to the Missouri Investor Education and Protection Fund.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had regulatory net capital of $6,431,472 which was $6,181,472 in excess of its required net capital of $250,000.

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2008

| | | |
|---|---|---|
| Total stockholder's equity per balance sheet | $ | 7,455,645 |
| Less: | | |
| Nonallowable assets | | 1,006,277 |
| Haircuts on securities | | 17,771 |
| Other adjustments | | 125 |
| Net capital | | 6,431,472 |
| Minimum net capital requirement | | 250,000 |
| Excess of net capital over minimum net capital requirement | $ | 6,181,472 |
| Aggregate indebtedness | $ | 621,020 |
| Ratio aggregate indebtedness to net capital | | 0.10 to 1 |

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4), as the above calculation does not differ materially from the computation for determination of the net capital requirement for broker-dealers under Rule 15c3-1 as of December 31, 2008.

See accompanying independent auditors' report.

**Schedule 2**

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

**Schedule 3**

**COMMERCE BROKERAGE SERVICES, INC.**
(A Wholly Owned Subsidiary of
Commerce Bank, N.A.)

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

## Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Commerce Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Commerce Brokerage Services, Inc. (the Company), a wholly owned subsidiary of Commerce Bank, N.A., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included a test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(a) under the Securities and Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 27, 2009